

September 2, 2010

Ruth Porat
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

>   **Re: Morgan Stanley**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2009**
>   **Filed February 26, 2010**
>   **Definitive Proxy Statement**
>   **Filed April 12, 2010**
>   **Form 8-K**
>   **Filed April 21, 2010**
>   **Form 10-Q for Quarterly Period Ended**
>   **March 31, 2010**
>   **Filed May 7, 2010**
>   **File No. 001-11758**

Dear Ms. Porat:

We have reviewed your response letter dated July 30, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Fair Value Disclosures, page 135

1.   We note your response to our prior comment three. Please tell us how you have complied with Article 9 of Regulation S-X, or tell us how you determined it was appropriate to include your provision for loan losses within Other Revenue.

Form 10-Q for the quarterly period ended June 30, 2010

Financial Statements

Notes to Condensed Consolidated Financial Statements

11. Commitments, Guarantees and Contingencies

Contingencies, page 67

2.   We note your response to our prior comment four and your enhanced litigation-related disclosures on page 67 of your June 30, 2010 Form 10-Q. We note your disclosure that you do not believe losses will have a material adverse effect on certain financial statements. Please confirm for us and disclose in future filings, if true, that these losses will not have a material effect on the financial statements as a whole, rather than certain individual financial statements. Additionally, it appears your threshold for disclosure is whether you can "predict with certainty" what the eventual outcome of the pending matters will be. We do not believe that this criteria is consistent with the guidance in ASC 450. Please either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or me at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant